FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2015

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY AND AUTHORIZED COMPANY

CNPJ/MF No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

HELD ON NOVEMBER 18TH, 2015

1.         DATE, TIME AND PLACE: On November 18th, 2015, at 06:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, City and State of São Paulo.

2.         CONDUCTION OF THE MEETING: Chairman: Mr. Jean-Charles Henri Naouri; Secretary:  Mrs. Ana Paula Tarossi Silva.

3.         CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to paragraphs first and second of article 15 of the Company’s By-Laws and articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. All the members of the Company’s Board of Directors attended the meeting, namely, Messrs. Jean-Charles Henri Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, Jose Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

4.         AGENDA: (i) Discuss and deliberate about: (a) the proposal of the total spin-off of the CBD’s subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18th, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above; (ii) Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18th, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above; (iii) Discuss and deliberate about the favorable orientation of the CBD’s representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, that will resolve on the Spin-Off and the Merger; (iv) Discuss and deliberate about the call of the Extraordinary General Meeting of the Company’s Shareholders to be held on a date to be defined, in order to deliberate on the Spin-Off and the Merger; and (v) Discuss and deliberate about the ratification of the execution of the Agreement Term by and between CBD and Nova Pontocom on November 5th, 2015, under the scope of Company’s Policy for Related Parties Transactions.

5.         RESOLUTIONS: As the meeting was commenced, the Board of Directors’ members examined the items comprised in the Agenda and deliberated, unanimously and without reservations, the following resolutions:

5.1. Discuss and deliberate about: (a) the proposal of the total spin-off of the CBD’s subsidiary, Nova Pontocom Comércio Eletrônico S.A. (“Nova Pontocom”) and the merger of the spun-off assets into the Company, Via Varejo S.A. (“Via Varejo”) and companies incorporated by the minority shareholders of Nova Pontocom (together, “Receiving Parties”), which terms and conditions are described in the “Spin-Off Protocol and Justification of Nova Pontocom Comércio Eletrônico S.A.”, to be executed by the management of Nova Pontocom and the Receiving Parties on November 18th, 2015, if approved (“Spin-Off” and “Spin-Off Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets; (c) the appraisal report mentioned in item “b” above; based on the supporting material made available, the members of the Board of Directors discussed the Spin-Off proposal presented by the Company’s Management and further resolved:

5.1.1 Based on the favorable recommendation by the Financial Committee, as well as the equally favorable opinion issued by the Company’s Audit Committee, to approve, under the terms of Article 229, paragraphs 3rd and 5th, second part, of Law No. 6404 of December 15, 1976, as amended (“Brazilian Corporate Law”), the proposal of spin-off that will be carried out based on the value of the total net equity of Nova Pontocom, with the subsequent attribution to each of the Receiving Parties of a portion of the spun-off asset of Nova Pontocom proportionally to the current interest of the Receiving Parties in the net equity of Nova Pontocom, according to the Spin-Off Protocol. The Spin-Off will, therefore, encompass the transfer of all net equity of Nova Pontocom to the Receiving Parties and the extinction of Nova Pontocom. The share capital of the Receiving Parties will not be amended, sinceas a result of the Spin-Off, the shares that the Receiving Parties hold in Nova Pontocom will be canceled and replaced, in the financial statements of each Receiving Party, by the assets and liabilities of Nova Pontocom’s spun-off assets attributed to each of them, in accordance with the Spin-Off Protocol. Also, to approve the Spin-Off Protocol and the acts and measures contemplated therein.

5.1.2 Subsequently, to ratify the proposal of nomination and hiring of MAGALHÃES ANDRADE S/S AUDITORES INDEPENDENTES, enrolled with the Regional Council of Accountancy of the State of São Paulo under No. 2SP000233/O-3 and with CNPJ/MF under No. 62.657.242/0001-00, with head office in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima, No. 1.893, 6th floor, Jardim Paulistano (“Appraiser”), as the specialized company responsible for the elaboration of the appraisal report of Nova Pontocom’s spun-off assets, for purposes of the Spin-Off and the transfer of Nova Pontocom’s spun-off assets to the Receiving Parties, at the base date of September 30, 2015, under the terms of the Spin-Off Protocol.

5.1.3 Finally, to approve the appraisal report of Nova Pontocom’s spun-off assets, prepared by the Appraiser at the base date of September 30, 2015, in accordance with the balance sheet prepared by the management of Nova Pontocom on the same date, according to which the total book value of the spun-off assets to be merged into the Receiving Parties equals to Ten thousand Brazilian Reais (BRL 10,000.00), to be attributed to the Receiving Parties in accordance with the Spin-Off Protocol.

5.2. Discuss and deliberate about: (a) the proposal of the merger into CBD of its subsidiary, Sé Supermercados Ltda. (“Sé”), which terms and conditions are described in the “Merger Protocol and Justification of Sé Supermercados Ltda.”, to be executed by the management of CBD and Sé on November 18th, if approved (“Merger” and “Merger Protocol”, respectively); (b) the ratification of the nomination of the responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger; (c) the appraisal report mentioned in the item “b” above: based on the supporting material made available, the members of the Board of Directors discussed the Spin-Off proposal presented by the Company’s Management and further resolved:

5.2.1 Based on the favorable recommendation by the Financial Committee, as well as the equally favorable opinion issued by the Company’s Audit Committee, to approve, under the terms of Article 227, of the Brazilian Corporate Law, the proposal of the Merger, which will be carried out based on the value of the net equity of Sé, according to the Merger Protocol. Therefore, the Merger will encompass the transfer of all net assets of Sé to CBD and the extinction of Sé. The share capital of CBD will not be amended, since, on the date of the Merger, CBD will be the sole shareholder of Sé. Approve the Merger Protocol and the acts and measures contemplated therein.

5.2.2 Subsequently, to ratify the proposal of nomination and hiring of the Appraiser, as the specialized company responsible for the elaboration of the appraisal report of the net equity of Sé, for purposes of the Merger, on the base date of September 30, 2015, under the terms of the Merger Protocol.

5.2.3 Finally, to approve the appraisal report of the net equity of Sé, prepared by the Appraiser on the base date of September 30, 2015, in accordance with the balance sheet prepared by the management of Sé on the same date, according to which the total book value of the net equity of Sé equals to Two Billions, Seven Hundred and Thirteen Millions, Thirty Thousand, Four Hundred and Six Brazilian Reais and Sixty-four cents (R$ 2,713,030,406.64).

5.3. Discuss and deliberate about the favorable orientation of the CBD’s representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, that will resolve on the Spin-Off and the Merger: in view of the decisions taken in items 5.1 and 5.2 of the Agenda and after discussions, the members of the Board of Directors resolved to approve the favorable orientation of the Company's representatives votes in the Shareholders’ Meetings of Nova Pontocom and Sé, which will resolve on the Spin-Off and on the Merger, respectively.

5.4. Discuss and deliberate about the call of the Extraordinary General Meeting of the Company’s Shareholders to be held on a date to be defined, in order to deliberate on the Spin-Off and Merger: also as a result of the decisions taken in items 5.1 and 5.2 of the Agenda and after discussions, Messrs. Directors decided to approve the notice of the Company’s Extraordinary General Shareholders Meeting, to be held on a date to be defined, in order to resolve on the proposal of Spin-off of Nova Pontocom, with a share of the resulting portion of the assets being absorbed by the Company, as well as the proposal of Merger of its controlled company Sé.

5.5. Discuss and deliberate about the ratification of the execution of the Agreement Term by and between the Company and Nova Pontocom on November 5th, 2015, under the scope of Company’s Policy for Related Parties Transactions: after discussions and considering the favorable recommendation of the Audit Committee, regarding the compliance with the procedures required by the Policy for Related Party Transactions of the Company, Messrs. Board of Directors' members resolved to approve the ratification of the celebration, on November 5, 2015 , of a Settlement Agreement between the Company and Nova Pontocom, which purpose was to determine the use of a credit held by the Company against Nova Pontocom to offset the losses recorded by the latter, as debt reallocation aimed at balancing Nova Pontocom’s Net Equity.  Furthermore, the Board of Directors recommended to the Company's Management, as defined in the Policy for Transactions with Related Parties of the Company, that the transactions are submitted to the governance provided before their conclusion.

6.         APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes were drawn up. Then the meeting was resumed and these minutes were read and agreed to, having been undersigned by all attending persons. São Paulo, November 18th, 2015. Chairman - Mr. Jean- Charles Naouri; Secretary - Mrs. Ana Paula Tarossi Silva. Attending Members of the Board of Directors: Messrs. Jean-Charles Naouri, Arnaud Strasser, Carlos Mario Giraldo Moreno, Eleazar de Carvalho Filho, Filipe da Silva Nogueira, José Gabriel Loaiza Herrera, Luiz Aranha Corrêa do Lago, Luiz Augusto de Castro Neves, Maria Helena dos Santos Fernandes Santana, Roberto Oliveira de Lima and Yves Desjacques.

7.         CERTIFICATE: I hereby declare that these minutes are a true copy of the minutes recorded in the Book of Registry of Minutes of Meetings of the Company’s Board of Directors.

_____________________________

Ana Paula Tarossi Silva

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 19, 2015	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.